For Immediate Release: April 28, 2026 Attention: Business Editors VERSABANK RECEIVES TSX APPROVAL FOR RENEWAL OF NORMAL COURSE ISSUER BID LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), today announced it has received approval from the Toronto Stock Exchange (“TSX”) to renew its Normal Course Issuer Bid (“NCIB”) for its common shares. “The last year has been demonstrative of the strong demand for our Structured Receivable Program in the United States, providing us with tremendous confidence in the ability of our branchless, cloud-based, digital banking model to drive efficiency and return on common equity to levels that are unmatched in our industry as our credit asset portfolio continues to grow,” said David Taylor, President, VersaBank. “While our success is being increasingly reflected in our share price, we continue to believe that, as a high growth bank with a very risk-mitigated model, our stock is undervalued, especially in light of the significant additional opportunities for our Real Bank Tokenized Deposit™ (RBTD™) and stablecoin custody strategies, as well as the potential to realize additional value through our planned realignment to a standard U.S. bank framework1, which among other benefits, is expected to enable the Bank’s eligibility for the Russell 2000 index. The renewal of our NCIB provides flexibility to allocate capital prudently, particularly during periods of market volatility.” Pursuant to the NCIB, VersaBank may purchase for cancellation up to 2,000,000 of its common shares representing approximately 9.14% of its public float. As of April 16, 2026 the public float is comprised of 21,876,251 common shares and there were 32,167,347 issued and outstanding Common Shares in total. The average daily trading volume (“ADTV”) of VersaBank’s Common Shares on the TSX for the six months of October 1, 2025 through March 31, 2026 (the “Preceding Six Month Period”) was 26,510 shares. Daily purchases under the NCIB will be limited to 25% of the ADTV, which is 6,627 common shares, other than block purchase exceptions. During the Preceding Six-Month Period, 11,929,689 VersaBank common shares were traded on all exchanges. Of that total, 3,313,798 shares were traded on the TSX and the remaining 8,615,891 shares were traded on other exchanges including the Nasdaq. Under the previous NCIB, approval was sought to purchase 2,000,000 common shares. 573,251 common shares were purchased during the previous 12 month period by VersaBank’s broker on available Canadian and US exchanges for a volume weighted average price of US$11.49 per common share. The purchases may commence on April 30, 2026 and will terminate on April 29, 2027, or such earlier date as VersaBank may complete its purchases pursuant to the NCIB. The purchases will be made by VersaBank through the facilities of the TSX and the Nasdaq and in accordance with the rules of the TSX or the Nasdaq, as applicable, and the prices that VersaBank will pay for any Common Shares will be the market price of such shares at the time of acquisition. VersaBank will make no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB will be cancelled. 1 Subject to applicable regulatory and shareholder approvals.

ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point- of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized DepositsTM. VersaBank’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 540-7486 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X